Mail Stop 4561

Angelo R. Mozilo
Chairman of the Board of Directors and Chief Executive Officer
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302
By U.S. Mail and facsimile to (800) 658-9364

Re: Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 001-12331-01

Dear Mr. Mozilo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ending December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Lending Activities, page 104

1. Please provide us with, and revise in future filings to include, an analysis of your loan loss experience. Refer to paragraphs IV (A) and (B) of Industry Guide 3.

2. In light of your substantial investment in pay-option ARM loans, which give borrowers the option to make monthly payments that are less than the interest actually owed on the loan, please tell us, and disclose in future filings, the following:
   - Describe your policy for placing loans on non-accrual status when the loan terms allow for a minimum monthly payment less than interest accrued on the loan, and the impact of this policy on the nonperforming loan statistics disclosed;
   - Describe your policy for recording deferred interest income from pay-option ARM loans (i.e., negative amortization) in your statement of cash flows;
   - Disclose the approximate percentage of pay-option ARM customers that select the minimum payment option instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal;
   - Discuss any changes in the percentage of borrowers who have chosen a minimum payment option during the period instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal, if this trend is considered significant;
   - Disclose the approximate amount of pay-option ARM loans that are expected to reset or for which the negative amortization cap will be reached in fiscal years 2007, 2008 and 2009;
   - Disclose your loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend amortization, or extend reset dates; and
   - Describe how these loss mitigation strategies, if applied, will affect your loan receivable aging and loan performance status.

3. We note your disclosure on page 107 that your underwriting standards for pay-option ARM loans conform to those required to make the pay-option ARM loans saleable into the secondary market. We also note your disclosure on pages 39 and 95 of your June 30, 2007 Form 10-Q that you tightened your underwriting standards in response to the current environment. Please provide us with a description of, and disclose in future filings, both your previous and tightened underwriting standards on a comparative basis highlighting changes made and the reasons for such changes.

Consolidated Financial Statements and Schedules

Consolidated Statements of Earnings, page F-4

4. We note from your disclosures in MD&A that compensation expense and other operating expenses (pages 73 and 75, respectively) include a credit (or reduction to expense) for deferral of loan origination costs. Tell us, and clarify in future filings how your accounting treatment is consistent with SFAS 91.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Credit Quality and Loan Impairment, page F-13

5. We note your homogeneous loans are evaluated based on the loans' present collection status (delinquency, foreclosure and bankruptcy status) and that your estimate of the allowance for these loans is developed by estimating the rate of default and the amount of loss in the event of default. We also noted from your disclosure on page 51 (allowance for loan losses) the likelihood of default is based on analysis of movement of loans from each delinquency category to default. Tell us how your policy addresses all other homogeneous loans (e.g. loans not currently in delinquency status, such as, loans that are current or less than 90 days past due). Please advise and revise future filings, here and in your MD&A (e.g. critical accounting policies), to clarify.

Note 3 – Loan Sales, page F-20

6. We note your disclosure surrounding recourse and potential liability under representations and warranties you make to purchasers and insurers of loans. Please provide us with, and disclose in future filings, the following:
    - a detailed explanation of the Company's repurchase obligations in the event terms are changed to help borrowers remain current (i.e., "loan modifications");
    - a summary of the repurchase/buyback provisions in typical sale and pooling and servicing agreements; and
    - a summary of any changes that have been made to the repurchase/buyback provision language in typical sale and pooling and servicing agreements during the periods covered in your December 31, 2006 Form 10-K or any subsequent periods.

Note 16 – Committed Reusable Purchase Facilities, page F-57

7. We note your disclosure on page 117 that you use these facilities as a cost-effective means to expand and diversify your sources of liquidity. We also note your disclosure that under some of these financing programs the commercial bank sponsors provide some form of liquidity support and/or credit enhancement as back-up lines of credit. Please tell us, and disclose in future filings, the liquidity risks (i.e., potential funding of the conduit or burden of losses associated with conduit) if the conduit becomes unable to sell commercial paper or suffers significant losses.

8. In addition to our comment above, please confirm if true, that you have considered the risks associated with this potential funding obligation in your assessment of whether these conduits should be consolidated pursuant to FIN46R.

Note 19 – Fair Value of Financial Instruments, page F-60

9. We note your disclosure on page F-61 that you determine the fair value of mortgage loans held for sale using quoted market prices for securities backed by similar types of loans and dealer commitments to purchase loans on a servicing-retained basis. Please address the following for each class of loans (i.e., pay-option ARMs, hybrid ARMs, etc):
    * tell us if there is an observable market price for these specific securities which would constitute a fair value measurement;
    * tell us whether you make adjustments to arrive at fair value (i.e., adjustments for yield, credit and liquidity differences); and
    * tell us if you utilized any other qualitative or quantitative measures to serve as a benchmark to compare the fair values derived from these financial models, if applicable.

10. We note your disclosure on page F-61 that you determine the fair value of trading securities, mortgage-backed securities, and collateralized mortgage obligations based on quoted market prices and that when unavailable, fair value is determined based on other relevant factors, including dealer price quotations, prices available for similar instruments, and valuation pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Please address the following:
    * tell us the approximate percentage of trading, mortgage backed securities, and collateralized mortgage obligations for which fair value was determined based on quoted market prices versus other relevant factors and valuation pricing models;
    * tell us the approximate percentage of securities for which the underlying mortgages are pay-option and hybrid ARMs;
    * provide a detail of these securities which includes specific identification of the issuer(s), each respective amortized cost basis, unrealized gains(losses), and impairments recognized for each period presented, as applicable;
    * tell us if there is an observable market price for these specific securities which would constitute a fair value measurement;
    * tell us the specific financial model(s) you used to determine the fair value of these securities,
    * tell us each of the specific inputs used by these financial models, how they were obtained or determined, and how you concluded that the fair values derived from these financial models were representative of these securities; and
    * tell us if you utilized any other qualitative or quantitative measures to serve as a benchmark to compare the fair values derived from these financial models, if applicable.

11. We note your disclosure on page F-19 that you plan to adopt SFAS 157 on January 1, 2008. Please tell us how you expect your methodology for determining fair value of various financial assets and liabilities to change upon adoption of SFAS 157

compared to your current methodology. In addition, tell us whether you expect the percentage of assets and liabilities valued using unobservable inputs to increase or decrease upon adoption of SFAS 157 compared to your latest reported period.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Loans Held for Investment, Net, page 14

12. We note that your allowance for loan losses was 0.33% and 0.27% of your loan held for investment portfolio at December 31, 2006 and 2005, respectively compared to 0.69% at June 30, 2007. Your disclosure states that this increase reflects higher estimated losses stemming from higher delinquencies combined with higher estimates of defaults and loss severity in acknowledgement of recent trends in delinquencies and foreclosures and that you expect the level of nonperforming assets and credit losses to increase, both in absolute terms and as a percentage of your loan portfolio as current weaknesses in the housing market develop and your portfolio continues to season. In order to help us better understand your methodology please provide us with the following information:
- Describe how your methodology considered the historical loss experience and trends, adjusted for current conditions that are not reflected in the prior experience (e.g., your sub-prime, hybrid and pay-option ARM loans products);
- Tell us whether your methodology differs for nontraditional mortgage loans (i.e., sub-prime, hybrid, pay-option ARM and interest only products) compared to traditional mortgage loan products and if so, explain the differences; and
- Tell us whether your methodology has changed during any of the periods presented and if so, describe these changes (e.g., assumptions, factors considered, discount rates, etc.) and the rationale for such changes.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief